UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 10, 2023

SOCIAL INVESTMENT HOLDINGS, INC.
(Exact name of issuer as specified in its charter)

Florida	81-5142220
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5727NW 17th Ave., Miami, Florida142

(Full mailing address of principal executive offices)

(305) 351-2407

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.0001 per share

ITEM 4.01. Changes in Issuer’s Certifying Accountant.

Dismissal of Independent Registered Public Accounting Firm

On April 10, 2023, the Board of Directors of Social Investment Holdings, Inc. (the “Company”) dismissed BF Borgers CPA PC (“BFB”) as the Company’s independent registered public accounting firm. The decision to change accountants was approved by the Company’s Board of Directors effective April 10, 2023. The dismissal of BFB was not the result of any disagreement between the Company and BFB on matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

The audit report of BFB regarding the Company’s financial statements for fiscal years ended March 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended March 31, 2022 and 2021, and during the period from March 31, 2022 through the date of Borgers’ dismissal, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with BFB on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BFB would have caused BFB to make reference thereto in its reports on the consolidated financial statements for such years. During the fiscal years ended March 31, 2022 and 2021, and through April 11, 2023, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided BFB with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K, and requested that BFB furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not BFB agrees with the statements related to them made by the Company in this report.

Newly Engaged Independent Registered Public Accounting Firm

On April 12, 2023, the Audit Committee approved the appointment of Bolko & Company (“Bolko”) as the Company’s new independent registered public accounting firm, effective immediately, to perform independent audit services for the fiscal year ending March 31, 2023. During the fiscal years ended March 31, 2023 and 2022 and through April 12, 2023, neither the Company, nor anyone on its behalf, consulted Bolko regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by Bolko that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIAL INVESTMENT HOLDINGS, INC.

(Exact name of issuer as specified in its charter)

/s/ John Oxendine

John Oxendine, Principal Executive Officer

April 12, 2023

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